Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2020 of Franco-Nevada Corporation of our report dated March 10, 2021 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the registration statement on Form F-3 (No. 333-225687), on Form S-8 (No. 333-176856), and Form F-10 (No. 333-237671) of Franco-Nevada Corporation of our report dated March 10, 2021 referred to above. We also consent to reference to us under the heading “Experts,” which appears in the Annual Information Form included in the Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 18, 2021

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2 T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.